 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

BARNES & NOBLE EDUCATION, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

06777U101

(CUSIP Number)

Greenhaven Road Investment Management, LP

c/o Royce & Associates LLC

8 Sound Shore Drive, Suite 190

Greenwich, CT 06830

Attention: Scott Stewart Miller

Telephone: (203) 569-8920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Scott Stewart Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	5,256,342
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	5,256,342
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,256,342

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 12 pages

 CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Investment Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	5,256,342
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	5,256,342
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,256,342

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

PN

Page 3 of 12 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

MVM Funds, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	5,256,342
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	5,256,342
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,256,342

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON

OO

Page 4 of 12 pages

CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	2,291,751
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	2,291,751
	10. SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,291,751

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14	TYPE OF REPORTING PERSON

PN

Page 5 of 12 pages

 CUSIP No.: 06777U101

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER	2,964,591
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	2,964,591
	10. SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,964,591

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14	TYPE OF REPORTING PERSON

PN

Page 6 of 12 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Barnes & Noble Education, Inc. (the “Issuer”), with its principal executive offices located at 120 Mountain View Boulevard, Basking Ridge, NJ 07920, United States.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Scott Stewart Miller, a United States citizen (“Mr. Miller”); (2) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the “Investment Manager” or “Greenhaven”); (3) MVM Funds, LLC, a New York limited liability company (the “General Partner”); (4) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership (“Fund 1”); and (5) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership (“Fund 2”, and together with Fund 1, the “Funds”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of the Funds and the Investment Manager. Mr. Miller is the controlling person of the General Partner. Mr. Miller, the Investment Manager and the General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

The principal business of each Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Funds and other clients. The principal business of the General Partner is acting as general partner to the Funds and the Investment Manager. Mr. Miller’s principal occupation is serving as the Managing Member of the General Partner. The principal business address of the Reporting Persons is c/o Royce & Associates LLC, 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the Funds in making their purchases of the shares of Common Stock owned by them are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$13,607,942

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	Purpose of Transaction.

The Funds purchased the shares of Common Stock that they own in the Investment Manager’s belief that the shares of Common Stock were an attractive investment.

Page 7 of 12 pages

As disclosed by the Issuer in its Definitive Proxy Statement filed with the SEC on May 15, 2024:

•	On or about March 29, 2024, Outerbridge Capital Management, LLC (“Outerbridge”) delivered a preliminary, non-binding proposal on behalf of itself, Greenhaven and other investors (the “March 29 Term Sheet”, which is Exhibit 2 to this Schedule 13D). The March 29 Term Sheet contemplated a $64.0 million rights offering at a $0.60 per share subscription price, with $46.0 million backstopped (such backstop at a $0.40 per share subscription price). The March 29 Term Sheet noted that no less than $23.0 million of the backstop would be invested, such that if the rights offering was fully subscribed the Issuer could raise a total of $87.0 million, and contemplated Greenhaven would have the right to designate one director upon closing of the transaction. The March 29 Term Sheet was subject to the Issuer entering into a new senior credit facility agreeable to the investors.

•	On the evening of April 9, 2024, Greenhaven delivered an indication of interest to the Issuer on behalf of itself and other participants (not including Outerbridge) to raise $90.0 million at a subscription price of $0.35 per share. Greenhaven indicated that it would invest $60.0 million, and the remaining $30.0 million would come from other investors. The proposal was non-binding and did not have committed debt financing.

•	On or about April 11, 2024, Greenhaven withdrew its April 9, 2024 proposal and tried to engage the Issuer and Toro 18 Holdings LLC (“Immersion”) to participate in an Immersion-led transaction at a subscription price of $0.05 per share, but no further discussions occurred between Greenhaven and Immersion.

•	On April 14, 2024, Greenhaven delivered to the Issuer a new non-binding proposal to raise approximately $90.0 million at a subscription price of $0.35 per share. The proposal was non-binding and did not have committed debt financing. The proposal was subject to the Issuer entering into a new senior credit facility agreeable to the backstop investors and Outerbridge committing $11 million to the transaction.

•	On May 1, 2024, Outerbridge and Greenhaven delivered to the board of directors of the Issuer (the “Board”) a preliminary, non-binding recapitalization proposal supported by other equity investors (the “May 1 Proposal”, which is Exhibit 3 to this Schedule 13D) consisting of: (1) a rights offering that would be backstopped in the amount of $57.0 million at $0.35 per share ($45.0 and $10.0 million of such backstop commitment to be provided by Greenhaven and Outerbridge, respectively; a third investor would commit for an additional $2.0 million); and (2) a direct investment of $57.0 million at $0.35 per share from eight investors (which do not include Outerbridge or Greenhaven). Greenhaven and Outerbridge would have a “PIPE Capacity Option” to directly invest up to $20.0 million and $7.5 million, respectively, at their sole discretion, such that the total direct investment would be in an amount of up to $84.5 million.

•	The May 1 Proposal also included, among other things, a backstop fee of 10% of the commitment payable in registered shares of Common Stock; a $2.0 million breakup fee; the addition of two new members to the Board at closing (including the CIO of Greenhaven and a director with a publishing background); the future addition of another independent director with a retail focused background; the reduction of the board to eight members at the annual meeting; establishing an Executive Committee to manage the transition to a new CEO; and placing two Greenhaven operating partners at the Issuer.

•	On May 2, 2024, the Issuer’s Alternative Transactions Committee (or “ATC”) and Board determined that the May 1 Proposal could reasonably be expected to lead to a “Superior Transaction” under the terms of the Standby Securities Purchase and Debt Conversion Agreement dated as of April 16, 2024 among the Issuer, Immersion, Outerbridge and the other parties thereto (the “Purchase Agreement”), and a representative of the Issuer advised Outerbridge and Greenhaven of the Board’s determination. However, the Issuer representative also made it clear that the ATC does not deem the May 1 Proposal to be a “Superior Transaction” in its current form and that the Issuer does not intend to terminate the Purchase Agreement and Immersion-led transaction unless and until Greenhaven and Outerbridge deliver a binding and unconditional proposal that includes executed committed debt and/or equity financing sufficient to effectuate the proposal in a form acceptable to the ATC and the Board.

•	On May 6, 2024, representatives of Outerbridge informed representatives of the Issuer that Outerbridge does not intend to participate in discussions regarding the May 1 Proposal.

Page 8 of 12 pages

Greenhaven continues to explore a possible transaction with the Issuer (including any required financing) and may continue to have discussions with the Issuer’s management and members of the Board regarding, among other things, the Issuer’s business, strategies, capitalization and operational issues.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of March 29, 2024, the Event Date of this Schedule 13D, and as of May 17, 2024, the filing date of this Schedule 13D, the Reporting Persons beneficially own:

(i)	Fund 1 directly beneficially owns 2,291,751 shares of Common Stock, representing 4.3% of all of the outstanding shares of Common Stock.

(ii)	Fund 2 directly beneficially owns 2,964,591 shares of Common Stock, representing 5.6% of all of the outstanding shares of Common Stock.

(iii)	The Investment Manager, as the investment manager of the Funds, and the General Partner, as the general partner of the Funds and the Investment Manager, may each be deemed to beneficially own the 5,256,342 shares of Common Stock held by the Funds, representing 9.9% of all of the outstanding shares of Common Stock.

(iv)	Mr. Miller, as the Managing Member of the General Partner, may be deemed to beneficially own the 5,256,342 shares of Common Stock beneficially owned by the Investment Manager and the General Partner, representing 9.9% of all of the outstanding shares of Common Stock.

(v)	Collectively, the Reporting Persons beneficially own 5,256,342 shares of Common Stock, representing 9.9% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on 53,156,369 shares of Common Stock outstanding as of May 13, 2024, as reported by the Issuer in its Definitive Proxy Statement filed with the SEC on May 15, 2024.

(b)           The Funds have, and each of the Investment Manager, the General Partner and Mr. Miller may be deemed to have, the sole power to vote or direct the vote of and to dispose or direct the disposition of the 5,256,342 shares of Common Stock reported herein.

Page 9 of 12 pages

(c)           No transactions in the Common Stock have been effected by any Reporting Person in the sixty (60) days prior to the date of filing of this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 4.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.	March 29 Term Sheet*

3.	May 1 Proposal Letter*

*	Confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 has been requested for this exhibit, which has been omitted and filed separately with the U.S. Securities and Exchange Commission.

Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: May 17, 2024

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By:	/s/ Scott Stewart Miller

Scott Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of the Funds and the Investment Manager)

Page 11 of 12 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

2.	March 29 Term Sheet*

3.	May 1 Proposal Letter*

*	Confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 has been requested for this exhibit, which has been omitted and filed separately with the U.S. Securities and Exchange Commission.

Page 12 of 12 pages